SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

UPM-Kymmene Corporation Stock Exchange Release September 22, 2004 at 16:00

UPM President and CEO Jussi Pesonen: The paper price trend is up

UPM’s President and CEO Jussi Pesonen, speaking at the UBS Global Paper & Forest Products Conference in New York today, commented on the development of paper prices:

“The demand for paper has continued brisk and our order books are strong. The paper price trend is up. Due to the small share of non-contractual business and the cost pressures in certain oil-based raw materials, the positive price development has, however, little effect on the 2004 second half results.”

For further information, please contact

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations